

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 24, 2006

Mr. Bruce Gaston
Chief Financial Officer
Big Sky Energy Corporation
Suite 750, 440 – 2nd Avenue SW
Calgary, Alberta Canada T2P 5E9

> **Re: Big Sky Energy Corporation**
> **Item 4.01 Form 8-K**
> **Filed May 11, 2006**
> **Item 4.01 Form 8-K/A**
> **Filed May 19, 2006**
> **File No. 000-28345**

Dear Mr. Gaston:

We have reviewed your Item 4.01 Form 8-K and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 11, 2006

1.   In the tenth paragraph, we note that you disclose that there were no disagreements with BDO Kazakhstanaudit LLP. However, it appears in the second paragraph that you disagree with your former accountant in regards to the accounting for two of your exploration blocks. Please expand your disclosures as follows:

- clarify that there was disagreement(s) with your former accountant;

- disclose why the disagreement could not be resolved or how it was resolved;

- disclose whether you intend to restate any prior period for any adjustment, and if not, why;

- disclose whether you authorized your former accountants to respond to any successor inquiries regarding the disagreement.

2.   Please describe for us in greater detail the nature of the disagreement regarding the two exploration blocks. In this regard, identify the specific lease blocks, the parties involved, the capitalized costs attributed to these lease blocks and the general underlying facts and circumstances of the dispute. Furthermore, describe in detail the potential impact on your financial statements in the event you unable to retain or obtain title to these exploration blocks.

3.   Please expand your disclosure of your accountant's report for the fiscal year ended December 31, 2004 to describe the modification for the restatement of your 2004 financial statements.

4.   In the 11th paragraph, we note that you disclose that there were no reportable events. However, it appears that information has come to the accountant's attention that the accountant concluded will, or if further investigated might, materially impact the fairness of financial statements to be issued. Revise to provide the information required by Item 304(a)(1)(iv) of Regulation S-B, regarding any reportable event (i.e., internal control weakness, unwillingness to be associated with the financial statements, or information has come to the accountant's attention that the accountant has concluded might materially impact the fairness of financial statements to be issued, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of dismissal.

5.   Please remove the exhibits of your draft Form 10-KSB for the fiscal year ended
        December 31, 2005 with the unaudited financial statements and the e-mails from
        your former accountant that set forth its draft audit opinions from your Form 8-K.

6.   We note that you have engaged L J Soldinger Associates, LLC, an audit firm
        based in Arlington Heights, Illinois, USA. In light of the facts that the majority of
        your assets are located within Kazakhstan and material contracts are not written in
        English, please tell us how L J Soldinger Associates is qualified and able to
        perform the audit.

7.   Please file a letter from your former accountant, indicating whether or not they
        agree with your disclosures in the Form 8-K.

        As appropriate, please amend your filing and respond to these comments within 5
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3688, if you have questions regarding this comment and related matters.

Sincerely,

Ryan C. Milne
Staff Accountant